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                              June 3, 2024

       Jeremy J. Welter
       Reporting Person
       Ashford Inc.
       1101 Excalibur Blvd.
       Lewisville, TX 75056

                                                        Re: Ashford Inc.
                                                            Scheduled 13D Filed
by Jeremy J. Welter
                                                            Filed April 11,
2024
                                                            File No. 005-88416

       Dear Jeremy J. Welter:

                                                        We have reviewed the
above-captioned filing and have the following comments.

              Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

               After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your filing, unless otherwise indicated.

       Schedule 13D Filed April 11, 2024

       General

   1. We note the date of the event reported as requiring the filing of the Statement was April 2,
                                                        2024. Rule 13d-1(a) of
Regulation 13D-G requires the filing of a Schedule 13D within five business days
after the date beneficial ownership of more than five percent of a class of equity securities
specified in Rule 13d-1(i)(1) was acquired. Based on the April 2, 2024 event date, the
Schedule 13D submitted on April 11, 2024 was not timely filed. Please advise us why the
Schedule 13D was not filed within the required five business days after the date of the
acquisition.
   2. While footnote 1 to the cover page and similar disclosure under Item 5(a) of the Schedule
                                                        13D indicate that 68
Common Units are included in the Common Stock reported as
                                                        beneficially owned by
the Reporting Person, it does not appear that such Common Units have been included in
the reported 194,615 shares of Common Stock. Please revise or advise.
 Jeremy J. Welter
Ashford Inc.
June 3, 2024
Page 2
Item 2, page 3

3. We note the disclosure provided in response to Item 2(c) of Schedule 13D that "[t]he
         Reporting Person is currently self-employed." As required by the terms of Item 2(c), please revise to specify the Reporting Person's "present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted."
Item 3, page 3

4. Item 3 of Schedule 13D requires the beneficial owner to "[s]tate the source and the amount of funds or other consideration used or to be used in making the purchases"
         or "[i]f the securities were acquired other than by purchase, describe the method of acquisition." The disclosure provided in response to Item 3 does not appear to address this requirement. The disclosure provided under Item 4, however, indicates that "[t]he shares of Common Stock beneficially owned by the Reporting Person were acquired as compensation for his services as an executive officer of the Issuer." Please advise us, with a view toward revised disclosure, why the cited disclosure from Item 4 was not provided under Item 3 and why the current disclosure under Item 3 was offered as being responsive.
5. The disclosure explains that the Common Units and the Class 2 LTIP Units are each ultimately convertible into shares of Common Stock at the option of the Issuer. We also note that footnote 1 to the cover page and the disclosure under Item 5(a) of the Statement indicate that 68 Common Units and 162,451 Class 2 LTIP Units are included in the
         194,615 shares of Common Stock reported as beneficially owned by the Reporting
         Person. Please advise us, with a view toward revised disclosure, why the Reporting Person should be deemed to be the beneficial owner of the shares of Common Stock underlying these Common Units and Class 2 LTIP Units if each of these securities is only convertible into Common Stock at the option of the Issuer. See Exchange Act Rule 13d-3(d)(1)(i).
6. The disclosure under this item indicates that the Reporting Person's "holdings" consist of, among other things, 68 Common Units and 162,451 Class 2 LTIP Units. If the shares of
       Common Stock underlying the Common Units and Class 2 LTIP Units are ultimately excluded from the aggregate amount of beneficial ownership reported on this Schedule
FirstName LastNameJeremy J. Welter
       13D, please also revise this disclosure to avoid the impression that the Common Units and
Comapany
       ClassNameAshford
              2 LTIP UnitsInc.
                            confer a right to acquire beneficial ownership as
determined under
       Rule  13d-3(d)(1)(i).
June 3, 2024 Page 2
FirstName LastName
 Jeremy J. Welter
FirstName  LastNameJeremy J. Welter
Ashford Inc.
Comapany
June 3, 2024NameAshford Inc.
June 3,
Page 3 2024 Page 3
FirstName LastName
        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at
202-551-3266.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions